OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA ACQUIRES NEW PROJECT IN COLOMBIA

AND ANNOUNCES PENDING EXPLORATION AGREEMENT

Vancouver, BC, Canada – January 31, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) announces the acquisition through lease of the Cerro Oro project in Colombia and an agreement in principle with Prism Resources Inc. (“Prism’) to earn an interest in the project.

Cerro Oro covers approximately 700 hectares and lies within the Caldas department approximately 120 km south of Medellin or approximately midway between the Gran Colombia’s historic epithermal Marmato project and Batero Gold’s porphyry gold-epithermal Quinchea projects in the prolific Middle Cauca Gold Belt.

The Cerro Oro acquisition is the result of careful screening of third party properties in selected areas compatible with Miranda’s in-house generative model within the Cauca Gold Belt. The generative model focuses on identifying large epithermal and porphyry-epithermal gold systems. .

Project Details

The Cerro Oro project is currently in application stage and an exploration funding agreement with Prism will take effect and is contingent upon the application being converted to a license. Miranda expects the license to be granted by the end of the second quarter of 2013.

At Cerro Oro gold-silver mineralization is hosted in sericitic and argillically altered 2-3MA volcanic tuffs and flows of the Combia Formation associated with extensive multidirectional hematitic fractures zones. This formation overlies porphyry systems elsewhere in the Cauca Belt. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although inferred late stage quartz-stibnite-gold veins occur locally. Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two or more square kilometers. Alteration seems controlled predominantly along a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ rock by small-scale hydraulic mining. Surface exposures are intensely weathered and oxidized but one subcrop exposes mineralization that is typified by close-spaced, pyritic, generally open fractures with minor silica selvages. Miranda infers that alteration and mineralization style at Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system and an initial bulk-tonnage target is presented. Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to porphyry-style mineralization several kilometers away. Twenty surface rock samples returned maximum assay values of 3.3 g Au/t and 28 g Ag/t.

Early exploration work will include prospecting and mapping to define the limits of the mineralized system and identify structural controls. Soil grids will be initiated from areas of artisanal mining to be followed up by trenching to advance drill targets.

Agreement Details

The underlying lease agreement on Cerro Oro required payment of a US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $525,000 over five years will be required and thereafter annual payments of $135,000. The project is also subject to a 1.2 % production royalty and a per ounce bonus for measured and indicated NI43-101 compliant resource and reserves.

The agreement in principle with Prism takes effect and is conditional upon the execution of definitive documentation, the Cerro Oro applications being converted to a license and applicable regulatory and stock exchange approvals. Upon satisfaction of the foregoing conditions, Prism will reimburse Miranda for all underlying lease payments paid by Miranda and Prism will be obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., Navaho Gold Ltd., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.